UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 333-88480

		NOTIFICATION OF LATE FILING					CUSIP NUMBER 67778H200

(Check one):		[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	X Form 10-Q	[_] Form 10-D	[_] Form N-SAR
[_] Form N-CSR
		For Period Ended:	June 30, 2014
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_]Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Ohr Pharmaceutical, Inc.
Full Name of Registrant

Former Name if Applicable
800 3rd Avenue, 11th Floor,
Address of Principal Executive Office (Street and Number)
New York, NY 10022
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant’s Quarterly Report on Form 10-Q could not be filed within the prescribed time period due to delays experienced in completing an audit for assets acquired from SKS Ocular LLC and its affiliate, SKS Ocular 1 LLC, and integrating the acquisition into its financial statements. The Registrant anticipates that it will file the Quarterly Report no later than August 19, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sam Backenroth, CFO	212	682-8452
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes X No [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes X No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Expenses and net loss for the quarter and nine month period ended June 30, 2014 increased as compared to the corresponding periods of the last fiscal year due to increase in research and development costs and costs associated with the acquisition of the SKS assets described above. Due to the delays in the audit of the SKS assets, a reasonable quantitative estimate of the results cannot be made.

Ohr Pharmaceutical, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2014	By:	/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer

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